UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCBIOMUNE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68235A200

(CUSIP Number)

Michael Ruxin, M.D.

Chief Executive Officer

Avant Diagnostics, Inc.

15000 W. 6th Ave., Suite 400

Golden, CO 80401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Avant Diagnostics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 shares of Series D-1 Convertible Preferred Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000 shares of Series D-1 Convertible Preferred Stock (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares of Series D-1 Convertible Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99% (1)
14	TYPE OF REPORTING PERSON CO

(1) The Reporting Person owns 1,000 shares of series D-1 convertible preferred stock (the “Preferred Stock”) which were acquired on June 5, 2020 as consideration for the sale of substantially all of the assets of the Reporting Person to the Issuer (the “Asset Sale”). The shares of Preferred Stock automatically convert into 54.55% of the Issuer’s fully diluted shares of common stock, par value $0.0001 per share (the “Common Stock”) after giving effect to the transactions contemplated by the Asset Sale upon the effectiveness of an amendment to the Issuer’s articles of incorporation to increase its authorized shares of Common Stock, which based on information included in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2020, is expected to be approximately 4,441,400,000 shares, or approximately 99% of the Issuer’s voting capital stock. The Preferred Stock votes on an as-converted basis with the Issuer’s Common Stock prior to its conversion.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock of OncBioMune Pharmaceuticals Inc. (the “Issuer”). The principal executive offices of the Issuer is located at 8000 Innovation Park Dr., Baton Rouge, Louisiana 70820.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Avant Diagnostics, Inc. (the “Reporting Person”), a Nevada corporation with a principal place of business at 15000 W. 6th Ave., Suite 400, Golden, CO 80401. Prior to the Asset Sale, the Reporting Person was a molecular profiling company that specialized in biomarker assay services that target multiple areas of oncology.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A attached hereto.

Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 12, 2020, the Issuer and the Reporting Person entered into an asset purchase agreement (the “Purchase Agreement”) pursuant to which the Issuer acquired substantially all of the assets of the Reporting Person and assumed certain of its liabilities. The transactions contemplated by the Purchase Agreement closed on June 5, 2020. As consideration for the Asset Sale, the Company issued the Reporting Person 1,000 shares of Preferred Stock, which automatically convert into 54.55% of the Issuer’s fully diluted shares of Common Stock after giving effect to the transactions contemplated by the Asset Sale upon the effectiveness of an amendment to the Issuer’s articles of incorporation to increase its authorized shares of Common Stock, which based on information included in the Issuer’s Current Report on Form 8-K filed with the SEC on June 11, 2020, is expected to be approximately 4,441,400,000 shares, or approximately 99% of the Issuer’s voting capital stock. The Preferred Stock votes on an as-converted basis with the Issuer’s Common Stock prior to its conversion. The Preferred Stock was issued pursuant to a Certificate of Designations (the “Certificate of Designations”) filed with the Secretary of State of the State of Nevada on May 18, 2020.

The foregoing summary of each of the Purchase Agreement and the Certificate of Designations is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the shares of Preferred Stock of the Issuer as consideration for the transactions contemplated by the Purchase Agreement and the Asset Sale. The Reporting Person acquired the Preferred Stock for investment purposes, and the Reporting Person intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth below, the Reporting Persons do not have any plans which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

(a) Other than as a result of the Asset Sale, the issuance of the Preferred Stock and the subsequent conversion of such shares to Preferred Stock of the Issuer as described in this Item 3 above, not applicable.

(b) Other than as a result of the Asset Sale described in this Schedule 13D, not applicable.

(d) Following the Asset Sale, the Reporting Person’s Executive Chairman, Jeffrey Busch and its Chief Executive Officer, Michael Ruxin, have been appointed to be the Issuer’s Chairman and Chief Executive Officer, respectively. Additionally, following the Asset Sale and subject to compliance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the board of directors of the Issuer will consist of four (4) members and will be comprised of three (3) representatives of the Reporting Person, including the persons identified above and Yvonne Fors, a director of the Reporting Person, and one (1) representative of the Issuer.

(e) Other than as a result of the issuance of the Preferred Stock as a result of the Asset Sale and the subsequent conversion of such shares to Preferred Stock of the Issuer as described in this Item 3 above, not applicable.

(f) Other than as a result of the Asset Sale described in this Schedule 13D, not applicable.

(g) Following the consummation of the Asset Sale, the Articles of Incorporation of the Issuer is expected to be amended to increase in the Issuer’s Common Stock from 6,666,667 shares to 12,000,000,000 shares and to change the Issuer’s corporate name from “OncBioMune Pharmaceuticals, Inc.” to “Theralink Technologies, Inc.”

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D and Item 6 of this Schedule 13D is incorporated by reference into this Item 5.

(a)-(b) The Reporting Person does not directly own any shares of Common Stock of the Issuer. As of the closing of the Asset Sale, by reason of the provisions of Rule 13d-3 under the Exchange Act, assuming conversion of all of the Preferred Stock beneficially owned by the Reporting Person, the shares of Preferred Stock automatically convert into 54.55% of the Issuer’s fully diluted shares of Common Stock, after giving effect to the transactions contemplated by the Asset Sale upon the effectiveness of an amendment to the Issuer’s articles of incorporation to increase its authorized shares of Common Stock, which based on information included in the Issuer’s Current Report on Form 8-K filed with the SEC on June 11, 2020, is expected to be approximately 4,441,400,000 shares, or approximately 99% of the Issuer’s voting capital stock. The Preferred Stock votes on an as-converted basis with the Issuer’s Common Stock prior to its conversion. The Reporting Person has sole voting and dispositive power over such shares of Common Stock.

(c) Except as set forth or incorporated herein, neither the Reporting Person nor, to its knowledge, any person listed on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A beneficially owns any shares of the Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

1	Asset Purchase Agreement, dated May 12, 2020, between OncBioMune Pharmaceuticals, Inc. and Avant Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OncBioMune Pharmaceuticals Inc. on May 13, 2020).

2	Certificate of Designations of the Series D-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by OncBioMune Pharmaceuticals, Inc. on June 11, 2020).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

AVANT DIAGNOSTICS, INC.

Dated: June 15, 2020	By:	/s/ Mick Ruxin
	Name:	Mick Ruxin, M.D.
	Title:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AVANT DIAGNOSTICS, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States and the current business address for each individual listed below is 15000 W. 6th Ave., Suite 400, Golden CO 80401.

Name of Directors	Present Principal Occupation
Jeff Busch	Chief Executive Officer, Global Medical REIT, Inc.

Mick Ruxin, M.D.	Chief Executive Officer, OncBioMune Pharmaceuticals, Inc.

Jeff Stephens	Chief Investment Officer, International Infusion LP

Henry Cole	President, Global Development International, LLC

John Brugmann	Financial Advisor, UBS Financial Services Inc.

Dr. Rajesh Shrotriya, M.D.	Director, CASI Pharmaceuticals, Inc.

Andrew DeLao	Senior Marketing Director, North and South America Marketing for Accuray, Inc.

Dr. Matthew Schwartz, M.D.	Radiation Oncologist, Comprehensive Cancer Centers of Nevada

Robert Trapp	Chief Executive Officer, BMI Capital International, LLC

Yvonne Fors	Chief Financial Officer, Ashton Capital Corp.

Jim Wene	Chief Operating Officer, Ashton Capital Corp.

Name of Executive Officers	Present Principal Occupation

Mick Ruxin, M.D.	Chief Executive Officer, OncBioMune Pharmaceuticals, Inc.

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